EXHIBIT 7.1

Statement Explaining How Certain Ratios Were Calculated in the Annual Report

The operating expenses ratio of Guangshen Railway Company Limited, or the Company, is the ratio of its total railway operating expenses in 2015 (in the amount of RMB12,878.8 million, compared to RMB12,729.8 million in 2014) to its railroad and related business revenue in 2015 (in the amount of RMB14,633.7 million, compared to RMB13,783.2 million in 2014).